Exhibit 99.3

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Media release

Rio Tinto to undertake a strategic review of its shareholding in Northern Dynasty

23 December 2013

Rio Tinto has advised the management of Northern Dynasty Minerals Ltd (Northern Dynasty), which owns 100 per cent of the Pebble Project, that it intends to undertake a strategic review, including a possible divestment, of its shareholding in Northern Dynasty. Rio Tinto, through QIT-Fer et Titane Inc., an indirect wholly-owned subsidiary of Rio Tinto plc, owns 18,145,845 common shares of Northern Dynasty, representing approximately 19.1 per cent of Northern Dynasty’s issued and outstanding shares.

The Pebble Project is an undeveloped copper resource located in the Bristol Bay region of western Alaska. As part of its review, Rio Tinto will consider the Pebble Project’s fit with the Group's strategy of investing in and operating long life and expandable assets, and with the strategy for its Copper business, which is focussed on its four producing assets (Kennecott Utah Copper, Oyu Tolgoi and its interests in Escondida and Grasberg), and two development projects, La Granja in Peru and Resolution in Arizona.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Jennifer Russo
Mobile : +1 602 908 1043

David Outhwaite
Office: +44 (0) 20 7781 1623
Mobile: +44 (0) 7787 597 493

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